Registration No.  33-64291
                                           1940 Act No. 811-05903


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

      The First Trust Special Situations Trust, Series 130

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered: Indefinite

G.   Amount of Filing Fee (as required by Rule 24f-2):  $500.00*

H.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on December 5, 1995 at 2:00 p.m. pursuant to  Rule
     487.
                ________________________________

*Previously paid
      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 130

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The First Trust
                                           Special Situations
                                           Trust

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The First Trust
          securities                       Special Situations
                                           Trust

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The First Trust
                                           Special Situations
                                           Trust

11.  Types of securities comprising        The First Trust
     units                                 Special
                                           Situations Trust
                                            Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The First
                                           Trust Special
                                           Situations Trust
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust;
                                           Public Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The First Trust
          affiliated persons               Special
                                           Situations Trust

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The First Trust
                                           Special Situations
                                           Trust; Rights of Unit
                                           Holders;

17.  Withdrawal or redemption              The First Trust
                                           Special Situations
                                           Trust; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The First Trust
                                           Special Situations
                                           Trust;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust,
                                           Public Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The First Trust
                                           Special Situations
                                           Trust

50.  Trustee's lien                        The First Trust
                                           Special Situations
                                           Trust


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's ecurities                        *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The First Trust
          agreement with respect to        Special
          selection or elimination of      Situations Trust;
          underlying securities            Rights of Unit Holders


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The First Trust
          or elimination of underlying     Special
          securities                       Situations Trust;
                                           Rights of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The First Trust
                                           Special Situations
                                           Trust


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets



* Inapplicable, answer negative or not required.




              Peroni Top Ten Growth Trust, Series 1


The Trust. The First Trust (registered trademark) Special Situations Trust, Series 130 (Peroni Top Ten Growth Trust, Series 1) is a unit investment trust consisting of a portfolio containing common stocks issued by companies which comprise the Top Ten Picks of Eugene E. Peroni, Jr., Director of Technical Research for Janney Montgomery Scott Inc., for the year 1996. Such Top Ten Picks are considered to have the potential for capital appreciation (the "Equity Securities").


The objective of the Trust is to provide potential capital appreciation by investing the Trust's portfolio in common stocks. See "Schedule of Investments." The Trust has a mandatory termination date (the "Mandatory Termination Date" or "Trust Ending Date") of approximately one year from the date of this Prospectus as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved.

Each Unit of the Trust represents an undivided fractional interest in all the Equity Securities deposited in the Trust. The Equity Securities deposited in the Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general but may decline more than or not increase as much as stocks in general. See "Portfolio."


The Sponsor may, from time to time after the Initial Date of Deposit, deposit additional Equity Securities in the Trust. Such deposits of additional Equity Securities will be done in such a manner that the original proportionate relationship among the number of shares of the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, the original proportionate share relationship established on the Initial Date of Deposit, and not the actual proportionate share relationship on the subsequent date of deposit, because the latter share relationship may be different than the original proportionate share relationship.
Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. Moreover, because of fluctuations in the price of the Equity Securities, the proportionate value relationship among the Equity Securities on any subsequent date of deposit will probably be different from that established on the Initial Date of Deposit. See "What is the First Trust Special Situations Trust?" and "How May Equity Securities be Removed from the Trust?"



Public Offering Price. The Public Offering Price per Unit of the
Peroni Top Ten Growth Trust, Series 1 is equal to the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus an initial sales charge for the Trust equal to the difference between the maximum sales charge for the Trust (2.95% of the Public Offering Price) and the maximum deferred sales charge ($0.195 per Unit). Commencing
February 29, 1996, and on the last business day of each month thereafter, through November 29, 1996, a deferred sales charge of $0.0195 will be assessed per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The minimum amount which an investor may purchase in the Trust is $2,500. The sales charge for the Trust is reduced on a graduated scale for sales involving at least 5,000 Units. See "How is the Public Offering Price Determined?"


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                    Janney Montgomery Scott Inc.



         The date of this Prospectus is December 5, 1995

Dividend and Capital Distributions. Distributions of dividends received by the Trust, if any, will be made as part of the final liquidation distribution. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of the expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each remaining Unit holder his or her pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" The Sponsor intends to create a separate 1996 series of the Peroni Top Ten Growth Trust (the
"1996 Trust") in conjunction with the termination of this series of the Trust. Unit holders who elect to become Rollover Unit holders will not receive the final liquidation distribution, but will receive units in the 1996 Trust. See "Special Redemption, Liquidation and Investment in a New Trust." However, there is no assurance that the 1996 Trust will be offered.


Secondary Market for Units. While under no obligation to do so, the Sponsor and the Underwriter intend to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. A Unit holder tendering 2,500 or more Units of the Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. See "How
May Units be Redeemed?"



Special Redemption, Liquidation and Investment in a New Trust.
Unit holders who hold their Units in book entry form may be given the option of specifying by November 15, 1996 (the "Rollover Notification Date") to have all of their Units redeemed in-kind on the Rollover Notification Date and the distributed Equity Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. (Unit holders so electing are referred to herein as "Rollover Unit holders.") The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Equity Securities.
The proceeds of the redemption will then be invested in Units of the 1996 Trust, if such Trust is offered. The Sponsor may, however, stop creating new Units of the 1996 Trust at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unit holders in the 1996 Trust will be distributed at the end of the Special Redemption and Liquidation Period. However, the Sponsor anticipates that sufficient Units can be created, although moneys in the Trust may not be fully invested on the next business day. If the 1996 Trust is offered, each Rollover Unit holder may elect to use their redemption proceeds to purchase Units of the 1996 Trust at a reduced sales charge.
Units purchased other than with redemption proceeds will be subject to the full sales charge. The portfolio for the 1996 Trust, if offered, will contain common stock issued by companies which will comprise the Top Ten Picks of Eugene E. Peroni, Jr. for the year
1997. Such Top Ten Picks will be considered to have the potential for capital appreciation. Rollover Unit holders will receive credit for the amount of dividends in the Income Account of the Trust which will be included in the reinvestment in Units of the 1996
Trust. The exchange option described above is subject to modification, termination or suspension.


Termination. The Trust will terminate approximately one year after the Initial Date of Deposit regardless of market conditions at that time. Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the

Trustee to each Unit holder at his or her address appearing on the registration books of the Trust maintained by the Trustee.
At least 30 days prior to the Mandatory Termination Date of the Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of the Trust. Unit holders not electing the "Rollover Option" or a distribution of shares of the Equity Securities will receive a cash distribution within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?"


Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, changes in interest rates or an economic recession. The Trust's portfolio is not managed and Equity Securities will not be sold by the Trust regardless of market fluctuations, although some Equity Securities may be sold under certain limited circumstances. On certain days, Equity Securities with limited trading volume may not be available for purchase and deposit in the Trust in amounts necessary to fill all purchase orders for Units. Accordingly, on such days, the number of Units which will be made available for purchase by investors may be limited, and purchase orders for Units will be deferred until such time as such Equity
Securities are available for purchase and deposited in the Trust in amounts sufficient to fill orders for Units. In such circumstances, the price paid with respect to any such deferred purchases may be more or less than the price paid for Units purchased on the day the purchase order was submitted. Finally, the results of ownership of Units will differ from the results of ownership of the underlying Equity Securities of the Trust for various reasons, including the timing of the purchase and sale (or redemption) of Units of the Trust, sales charges and expenses of the Trust and taxes. See "What are Equity Securities?-Risk Factors."

                                 Summary of Essential Information




        At the Opening of Business on the Initial Date of Deposit
                        of the Equity Securities-December 5, 1995


        Underwriter:    Janney Montgomery Scott Inc.
            Sponsor:    Nike Securities L.P.
            Trustee:    The Chase Manhattan Bank (National Association)
          Evaluator:    FT Evaluators L.P.

General Information
Initial Number of Units                                                                     15,000
Fractional Undivided Interest in the Trust per Unit                                       1/15,000
Public Offering Price:
        Aggregate Offering Price Evaluation of Equity
           Securities in Portfolio (1)                                                  $  148,580
        Aggregate Offering Price Evaluation of Equity
           Securities per Unit                                                          $   9.9053
        Maximum Sales Charge 2.95% of the Public Offering Price
           per Unit (2.980% of the net amount invested, exclusive of
            the deferred sales charge) (2)                                              $    .2952
           Less Deferred Sales Charge per Unit                                          $   (.1950)
        Public Offering Price per Unit (2)                                              $  10.0055
Sponsor's Initial Repurchase Price per Unit                                             $   9.7103
Redemption Price per Unit (based on aggregate underlying
value of Equity Securities less the deferred sales charge) (3)                          $   9.7103


CUSIP Number                            33718R 211
First Settlement Date                   December 8, 1995
Rollover Notification Date              November 15, 1996
Special Redemption and Liquidation
         Period                         During the period from November 18,
                                        1996 to January 3, 1997.
Mandatory Termination Date              January 6, 1997
Discretionary Liquidation Amount        A Trust may be terminated if
                                        the value of the Equity Securities is
                                        less than the lower of $2,000,000 or
                                        20% of the total value of Equity
                                        Securities deposited in a Trust during
                                        the primary offering period.
Trustee's Annual Fee (4)                $.0116 per Unit outstanding.
Evaluator's Annual Fee                  $.0030 per Unit outstanding. Evalua-
                                        tions for purposes of sale, purchase or
                                        or redemption of Units are made as of
                                        the close of trading (4:00 p.m. eastern
                                        time) on the New York Stock Exchange
                                        on each day on which it is open.
Supervisory Fee (5)                     Maximum of $.0035 per Unit outstand-
                                        ing annually payable to an affiliate
                                        of the Sponsor.
Estimated Organizational and Offering
  Expenses (6)                          $.0175 per Unit.
Income Distribution (7)                 Distributions of dividends received by
                                        the Trust will be made as part of the
                                        final liquidation distribution.


[FN]
_______________
(1) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price or if no such price exists or the Equity Security is not so listed at the closing ask price thereof.

(2) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for the Trust of 2.95% of the Public Offering Price and the amount of the maximum deferred sales charge ($.1950 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the Trust. In addition to the initial sales charge, Unit holders of the Trust will pay a deferred sales charge of $0.0195 per Unit per month commencing
February 29, 1996 and on the last business day of each month thereafter through November 29, 1996. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate share relationship among the individual Equity Securities. No sales to investors will be executed at this price. Additional
Equity Securities will be deposited during the day of the Initial
Date of Deposit which will be valued as of 4:00 p.m. eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(3)     See "How May Units be Redeemed?"

(4) In no event shall the Trustee receive compensation in any one year of less than $2,000 for such annual compensation.

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0010 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed one year. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(7) If the 1996 Trust is offered, at the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                            FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trust has a term of only approximately one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new
Trust subject only to the deferred sales charge.

                                                                                Amount
                                                                                per Unit
                                                                                ________
Unit holder Transaction Expenses
Initial sales charge imposed on purchase
          (as a percentage of the Public Offering Price)        1.00%(a)        $  0.100
Deferred sales charge per year
          (as a percentage of original purchase price)          1.95%(b)            .195
                                                                ________        ________
                                                                2.95%           $  0.295
                                                                ========        ========
        Maximum Sales Charge per year imposed on
          Reinvested Dividends                                  1.95%(c)           0.195
Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
         Trustee's fee                                           .117%           $  .0116
         Portfolio supervision, bookkeeping, administrative,
           evaluation fees, organizational and offering expenses .252%              .0250
         Other operating expenses                                .022%              .0022
                                                                ________         ________
         Total                                                   .391%           $  .0388
                                                                ========         ========



                                         Example

                                                                        Cumulative Expenses Paid for Period:

                                                                1 Year      3 Years(d)      5 Years(d)      10 Years(d)
                                                                ______      __________      __________      __________
An investor would pay the following expenses on a $1,000
  investment, assuming the Peroni Top Ten Growth Trust,
  Series 1 estimated operating expense ratio of .391% and
  a 5% annual return on the investment throughout the
  periods                                                       $33         $82             $132            $272



The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds.
For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.


[FN]
_____________________
(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 2.95% and the maximum deferred sales charge ($.1950 per Unit for the Peroni
Top Ten Growth Trust, Series 1) and would exceed 1.00% if the
Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $0.0195 per month per Unit, irrespective of purchase or redemption price deducted in each of the last ten months of each one-year Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.95%. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.95%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only the Initial Sales Charge and the remaining deferred sales charge payments.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "How are Income and Capital Distributed."

(d) Although the Trust has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new
Trust subject only to the deferred sales charge.

              Peroni Top Ten Growth Trust, Series 1
      The First Trust Special Situations Trust, Series 130


What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust, Series 130 (Peroni Top
Ten Growth Trust, Series 1) is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar but each of which is separate and is designated by a different series number (the "Trust.") The Trust is a unit investment trust created under the laws of the State of New York pursuant to a Trust Agreement
(the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank (National Association), as Trustee, First Trust Advisors L.P. as Portfolio Supervisor and FT Evaluators L.P., as Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by companies which comprise the Top Ten Picks of Eugene E. Peroni, Jr. for the year 1996. Such Top Ten Picks are considered to have the potential for capital appreciation (the
"Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.

The objective of the Peroni Top Ten Growth Trust, Series 1 is to provide potential capital appreciation by investing in common stocks of companies which, in the opinion of Eugene E. Peroni, Jr., are considered to have the potential for capital appreciation. There is, of course, no guarantee that the objective of the Trust will be achieved.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the number of shares of Equity Securities in the Trust's portfolio. See "What are the Equity Securities Selected for Peroni
Top Ten Growth Trust, Series 1?" From time to time following the
Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in the Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, the original proportionate share relationship (subject to appropriate adjustment in the event of stock splits, stock dividends and the like) and not the actual proportionate share relationship on the subsequent date of deposit, because the latter relationship may be different than the original proportionate share relationship.
Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. Moreover, because of fluctuations in the price of the Equity Securities, the proportionate value relationship among the Equity Securities on any subsequent
Date of Deposit will probably be different from that established on the Initial Date of Deposit. See "How May Equity Securities be Removed from the Trust?" The original percentage relationship of each Equity Security to the Trust is set forth herein under "Schedule of Investments" for the Trust. Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in the Trust.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Equity Securities deposited in the Trust set forth under "Summary of Essential Information."
To the extent that Units of the Trust are redeemed, the aggregate value of the Equity Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding
Unit of the Trust will be increased proportionately. However, if additional Units are issued by the Trust in connection with the deposit of additional Equity Securities by the Sponsor, the aggregate value of the Equity Securities in the Trust will be increased by amounts allocable to additional Units, and the undivided fractional interest represented by each outstanding Unit of the Trust will be decreased proportionately.
See "How May Units be Redeemed?" The Trust has a Mandatory Termination Date as set forth herein under "Summary of Essential Information."

What are the Expenses and Charges?

With the exception of bookkeeping and other administrative services provided to the Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust. Such bookkeeping and administrative charges may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. The fees payable to the Sponsor for such services may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. This fee may exceed the actual costs of providing such supervisory services for the Trust, but at no time will the total amount received for portfolio supervisory services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First
Trust Advisors L.P. of supplying such services in such year. Pursuant to a contractual arrangement with the Portfolio Supervisor, Janney Montgomery Scott Inc. will provide supervisory services to the Portfolio Supervisor in return for the entire supervisory fee.

Subsequent to the initial offering period, the Evaluator, an affiliate of the Sponsor, will receive a fee as indicated in the "Summary of Essential Information." The fee may exceed the actual costs of providing such evaluation services for the Trust, but at no time will the total amount received for evaluation services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to FT Evaluators L.P. of supplying such services in such year. The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee computed at $.0116 per annum per Unit in the Trust outstanding based upon the largest aggregate number of Units of the Trust outstanding at any time during the calendar year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and Evaluator's fees are payable from the Income Account of the Trust to the extent funds are available and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Both fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor.


Expenses incurred in establishing the Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and registering or qualifying the Units with the states, the initial audit of the Trust's portfolio, legal fees, the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trust and charged off over a period not to exceed one year. The following additional charges are or may be incurred by the Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without, negligence bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Equity Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders and may tend to reduce gains or increase the losses which are ultimately received by the Unit holders from investing in the Trust. See "What is the Federal Tax Status of Unit Holders?"


What is the Federal Tax Status of Unit Holders?


The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.



In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:



1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his or her pro rata share of the income derived from each Equity Security when such income is received by the Trust.



2. Each Unit holder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by the Unit holder. The price a Unit holder pays for his or her Units is allocated among his or her pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the date the Unit holder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Equity Security held by the Trust. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his or her Units for more than one year.



3. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and will be long-term if the Unit holder has held his or her Units for more than one year (the date on which the Units are acquired (i.e., the "trade date") is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his or her Units for more than one year. Unit holders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes. In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for Units in the next new series of the Peroni Top Ten
Growth Trust, Series 1 (the "1996 Trust") will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in a 1996 Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized.



4. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the Deferred Sales Charge would be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the Deferred Sales Charge.
Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.



Dividends Received Deduction. A Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of the Deferred Sales Charge. Unit holders will be taxed in this manner regardless of whether such distributions from the Trust are actually received by the Unit holder.



A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning
Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have recently been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.



It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.



Limitations on Deductibility of Trust Expenses by Unit holders. Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed
2% of such individual's
adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.



Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.



"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993.
Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.



If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Equity Securities represented by the Unit.



Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of the Trust and Investment in a New Trust.
As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of the Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust.
The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.



The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Equity Security held by the Trust.



Because the Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by the Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.



As discussed in "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover Unit holder exchanges his or her Units for Units of the 1996 Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in such 1996 Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending
30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisers.



Computation of the Unit holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.



A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.



General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified by the Internal Revenue Service that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.



Unit holders will be notified annually of the amounts of dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.



Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trusts Suitable for Retirement Plans?"



The foregoing discussion relates only to United States Federal income taxation of Unit holders; Unit holders may be subject to state and local taxation in other jurisdictions. Unit holders should consult their tax advisers regarding potential state or local taxation with respect to the Units, and foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.



In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders thereof.


Why are Investments in the Trust Suitable for Retirement Plans?

Units of the Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions.
Fees and charges with respect to such plans may vary. Potential investors should consider the fact that the minimum purchase ($2,500) may, and in the case of an Individual Retirement Account will, exceed the amount contributable and deductible for federal income tax purposes, for a particular year to a retirement plan. Accordingly, investors considering investing through a retirement plan should consider doing so with funds already in such plan.

                            PORTFOLIO

What are Equity Securities?

The Trust consists of different issues of Equity Securities which are listed on the New York Stock Exchange or other national securities exchanges, the NASDAQ National Market System or traded in the over-the-counter market. See "What are the Equity Securities Selected for Peroni Top Ten Growth Trust Trust, Series 1?" for a general description of the companies.

Risk Factors. The Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Due to the short duration of the Trust, there is no guarantee that the Trust's objective will be achieved or that the Trust will provide for capital appreciation in excess of the Trust's expenses. Neither the Sponsor, the Trustee nor Janney Montgomery Scott Inc. shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.


Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Equity Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.
In fact, no Equity Security will be sold prior to termination of the Trust (except on a pro rata basis with the sale of all other Equity Securities to satisfy redemption requests or to pay expenses and in certain other limited circumstances) even if Mr.
Peroni comes to believe that such Equity Security no longer has the potential for capital appreciation, or issues a "sell" recommendation with respect to such Equity Security. Moreover, no Equity Security will be sold even if Mr. Peroni's methodology results in advice to liquidate common stock investments generally.


Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Unit holders will be unable to dispose of any of the Equity Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

The Underwriter has acquired or will acquire the Equity Securities for the Sponsor and thereby benefits from transaction fees. The Underwriter in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, including the Equity Securities in the Trust, and may act as a market maker in certain of the Equity Securities. The Underwriter also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Equity Securities.

What are the Equity Securities Selected for Peroni Top Ten Growth
Trust, Series 1?


Allstate Corporation, headquartered in Northbrook, Illinois, provides property-liability and life insurance policies. The company primarily offers homeowners and private passenger automobile insurance.
Allstate Corporation also markets commercial property and casualty lines for small- and medium-sized businesses and offers life insurance, annuity and group pension products, as well as residential mortgage guaranty insurance. The company underwrites insurance through agents in the United States and Canada.



Diebold, Inc., headquartered in Canton, Ohio, develops, manufactures, sells and services automated transactions systems and security equipment. The products are mainly used in financial applications by the financial, transportation, petroleum, retail and government industries. The systems include automated fuel systems, computer software systems, automated teller machines and video dispensing machines.



Federal National Mortgage Association, known as Fannie Mae, buys and holds mortgages and issues and sells guaranteed mortgage-backed securities. The company was chartered by the U.S. Congress but went public in 1970. The company's operations are based in Washington, D.C.



GRC International, Inc., headquartered in Vienna, Virginia, is an international provider of research/analysis services and technical solutions. The company performs research studies, primarily in the areas of defense and national security, for the United States Government, but also has clients in outside agencies. GRC International, Inc. arranges interactive multimedia presentations and also develops information systems and software packages.



Guidant Corporation, headquartered in Indianapolis, Indiana, develops, designs and manufactures products used in cardiac rhythm management, coronary artery disease intervention and other forms of minimally invasive surgery. The company produces guidewires, rapid exchange catheters, atherectomy catheters and implantable cardiac defibrillators. Guidant Corporation markets its products to hospitals, doctors and specialists in the United States and abroad.



Input/Output, Inc., headquartered in Stafford, Texas, is in the designing, manufacturing and marketing of land-based seismic data acquisition systems. The company's products are used by oil and natural gas exploration companies to identify likely locations of petroleum deposits. Input/Output, Inc. maintains a sales and service staff in the United States, Canada, Latin America, Europe and in the Far East.



Kimberly-Clark Corporation, headquartered in Dallas, Texas, manufactures disposable hygiene products and specialty papers and offers aircraft and air and truck transportation services. The company produces and sells facial tissue, disposable diapers, feminine pads, paper towels, newsprint and paper for the office and tobacco industries under well-known trademark names.



Lydall, Inc., headquartered in Manchester, Connecticut, manufactures specialty fiber materials in five areas: gaskets, filters, heat and electrical insulation and materials handling products. The company produces room air, gaskets for refrigerator compressors, blood and autotransfusion filters, kilns and furnaces and insulation for ovens, automobile engines, computers and consumer products. Lydall, Inc. also builds refineries and chemical processing and nuclear power plants.



Primark Corporation, headquartered in Waltham, Massachussetts, is engaged in offering information technology-based services and international financial information through it subsidiaries. Through Analytic Sciences Corporation, the company offers technology-based information services to United States Government intelligence agencies. Through Datastream International, Primark Corporation offers online historical economic and financial information in 40 countries worldwide.



Textron, Inc., headquartered in Providence, Rhode Island, manufactures and produces aerospace and commercial products and, through its subsidiaries, also provides financial and insurance services.
The company's products include combat vehicles, missile reentry systems, automotive parts, helicopters, golf carts and garden equipment.



The Peroni Top Ten Growth Trust, Series 1 is a unit investment trust containing a fixed portfolio of common stocks selected by Eugene E. Peroni, Jr., Director of Technical Research for Janney Montgomery Scott Inc. This investment is structured with a mandatory termination date of approximately one year, and is designed for investors seeking the potential for capital appreciation.



In choosing the portfolio for the Trust, Mr. Peroni has relied on a methodology utilizing technical analysis. This approach to choosing stocks takes into account such things as trading volume, price studies and price trends, as well as sociological, psychological, political and economic factors. Technical analysis is a form of security analysis which is usually contrasted with fundamental analysis of investment securities. Fundamental analysis takes account of a company's revenues, earnings, dividends, price to earnings ratio, debt service coverage ratio, debt to equity ratio, and similar factors. These factors are not considered in technical analysis.



Mr. Peroni has used this method to choose Top Ten Picks yearly since 1988. As set forth in the chart on page 14, his Top Ten
Picks are up a cumulative 327% (as of December 1, 1995), while the Dow Jones Industrial Average (DJIA) was up 137% over the same period of time. (Both of the foregoing calculations exclude dividends, transaction charges and taxes.)


The following table compares the actual performance of the yearly
Top Ten Picks as compared to the DJIA from December 16, 1988 through December 1, 1995.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The hypothetical returns shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Trust. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the Trust's actual returns.
The results of ownership of Units will differ from the results of ownership of the underlying Equity Securities of the Trust for various reasons, including sales charges and expenses of the Trust. Additionally, results of ownership to different Unit holders will vary from the returns in the above chart depending on the net asset value of the Trust, which is based on the value of the underlying Equity Securities on the days such Unit holders bought and sold (or redeemed) their Units and because the availability of the Trust will not coincide exactly with the publication and dissemination of the recommendation report. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce total return. There is, of course, no assurance that any of the Equity Securities in the Trust will appreciate in value, and indeed any or all of the Equity Securities may depreciate in value at any time in the future.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.

The value of the Equity Securities will fluctuate over the life of the Trust and may be more or less than the value at the time they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the primary offering period of Units of the Trust and during the Special Redemption and Liquidation Period) and other factors.

Neither the Sponsor, the Trustee nor Janney Montgomery Scott Inc. shall be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Equity Securities in the Trust and the issuance of a corresponding number of additional Units.

The Trust consists of the Equity Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Equity Securities in connection with the issuance of additional Units).

Investors should also consider the fact that as a unit investment trust, the Trust differs from a mutual fund in that in most cases a mutual fund has a portfolio manager whose responsibility is to decide on asset allocations (as between cash, equity securities and debt securities), whether to purchase, sell or hold existing securities in the portfolio, as well as how to resolve other investment questions. By contrast, once all of the Equity Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be
Removed from the Trust?" and "What are Equity Securities?-Risk Factors."

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Equity Securities in the Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the environment, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                         PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price, which is based on the aggregate underlying value of the Equity Securities in the Peroni Top Ten Growth Trust, Series 1 (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus an initial sales charge with respect to the Trust equal to the difference between the maximum sales charge for the Trust (2.95% of the Public Offering Price) and the maximum deferred sales charge ($.1950 per Unit for the Trust) divided by the amount of Units of the Trust outstanding. Commencing February 29, 1996, and on the last business day of each month thereafter, through November 29, 1996, Unit holders will be assessed a deferred sales charge of $0.0195 per Unit per month. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge).



During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of Units of the Trust outstanding. For secondary market sales after the completion of the initial offering period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge for the Trust, 2.95% of the Public Offering Price, and the maximum deferred sales charge and the remaining deferred sales charge payments, divided by the number of outstanding
Units of the Trust.


The minimum amount an investor may purchase in the Trust is $2,500. The applicable sales charge of the Peroni Top Ten Growth Trust, Series 1 for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):


                                                Sales
Number of Units                 Discount        Charge
_______________                 ________        _______
 5,000 but less than 10,000     0.30%           2.65%
10,000 but less than 15,000     0.65%           2.30%
15,000 or more                  0.95%           2.00%


Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker/dealer, bank or other selling agent.
The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from the Underwriter, or any broker/dealer, bank or other selling agent. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the Underwriter, broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount.
In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and the Underwriter, broker/dealers, banks or other selling agents and their subsidiaries will be subject only to the deferred portion of the sales charge as described above for purchases of Units during the primary and secondary public offering periods.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering
Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust.
The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National
Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. The calculation of the aggregate underlying value of the Equity Securities for secondary market sales is determined in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See
"Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. During such period, the Sponsor may deposit additional Equity Securities in a Trust and create additional
Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of the Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?")
may be offered by this prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales will be made to dealers and others at prices which represent a concession or agency commission of 1.50% of the Public Offering Price for primary and secondary market sales. However, resales of Units of the Trust by such dealers and others to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. In the event the Sponsor reacquires, or the Trustee redeems, Units from brokers, dealers and others while a market is being maintained for such Units, such entities agree to repay immediately to the Sponsor any such concession or agency commission relating to such reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

What are the Sponsor's and Underwriter's Profits?

The Underwriter of the Trust will receive a gross sales commission equal to a maximum of 2.95% of the Public Offering Price of the Units (equivalent to 2.980% of the net amount invested), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?"
See "Underwriting" for information regarding the receipt of the excess gross sales commissions by the Sponsor from the Underwriter and additional concessions available to the Underwriter, dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying
Equity Securities of such Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Equity Securities to the Sponsor. See "Underwriting" and Note (2) of
"Schedule of Investments." During the initial offering period, the Underwriter may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering
Price received by the Underwriter upon the sale of Units held in the Underwriter's inventory.

In maintaining a market for the Units, the Sponsor and Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 2.95%) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor and Underwriter.

Will There be a Secondary Market?


After the initial offering period, although it is not obligated to do so, the Sponsor and Underwriter intend to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor.
If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS,
HE OR SHE SHOULD INQUIRE OF THE SPONSOR OR THE UNDERWRITER AS
TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION
TO THE TRUSTEE. Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                     RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer.
A Unit holder must sign exactly as his or her name appears on the face of the certificate with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated (book entry) form. ONLY UNIT HOLDERS WHO ELECT TO HOLD UNITS IN UNCERTIFICATED (BOOK ENTRY) FORM ARE ELIGIBLE TO PARTICIPATE AS A ROLLOVER UNIT
HOLDER. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims;
and the date the transfer was registered. Uncertificated (book entry) Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur.
Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in the Trust as part of the final liquidation distribution. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of his or her Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he or she elects an In-Kind Distribution as described below and (ii) a pro rata share of any other assets of the Trust, less expenses of such Trust. Not less than 30 days prior to the Mandatory Termination Date of the Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (an "In-Kind Distribution"), if such
Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. An In-Kind Distribution will be reduced by customary transfer and registration charges. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory
Termination Date of the Trust. Unit holders requesting an In-Kind
Distribution will receive cash in lieu of fractional shares of the Equity Securities. A Unit holder receiving an In-Kind Distribution may, of course, at any time after the Equity Securities are distributed to him or her by the Trust, sell all or a portion of the Equity Securities.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his or her Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged.
On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day in which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. eastern time, the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

Any Unit holder tendering 2,500 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his or her pro rata number of whole shares of each of the Equity Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, any time a Unit holder elects to tender Units for redemption, such Unit holder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding."
In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size of the Trust will be and the diversity of the Trust may be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit and the Public Offering Price per
Unit (which includes the sales charge) during the initial offering period (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption
Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities (including "when issued" contracts, if any) held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in the Trust next computed; and
(3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

The aggregate value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined
(a) on the basis of current bid prices for comparable securities,
(b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units.
The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

If the 1996 Trust is offered to investors, a special redemption and liquidation will be made of all Units of the Trust held by any Unit holder (a "Rollover Unit holder") who affirmatively notifies the Trustee in writing that he or she so desires by the Rollover
Notification Date specified in the "Summary of Essential Information."

All Units of Rollover Unit holders will be redeemed In-Kind during the Special Redemption and Liquidation Period and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information"), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover
Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will engage the Sponsor as its agent to sell the distributed Equity Securities. The Sponsor will attempt to sell the Equity Securities as quickly as is practicable during the Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than ten business days, and it could be as short as one day, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Equity Securities: for highly liquid Equity Securities, the Sponsor will generally sell Equity Securities on the first day of the Special Redemption and Liquidation Period; for less liquid Equity Securities, on each of the first two days of the Special Redemption and Liquidation Period, the Sponsor will generally sell any amount of any underlying Equity Securities at a price no less than 1/2 of one point under the closing sale price of those Equity Securities on the preceding day. Thereafter, the Sponsor intends to sell without any price restrictions at least a portion of the remaining underlying Equity Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the Special Redemption and Liquidation Period.

The Rollover Unit holders' proceeds will be invested in the next new series of the Peroni Top Ten Growth Trust (the "1996 Trust") created in conjunction with the termination of this series of the Peroni Top Ten Growth Trust, if then registered in the Unit holder's state and being offered, the portfolio of which is expected to contain equity securities. The proceeds of redemption available on each day will be used to buy 1996 Trust Units as the proceeds become available at the Public Offering Price of the 1996 Trust, including a reduced sales charge per Unit. Units purchased other than with redemption proceeds will be subject to the full sales charge.

The Sponsor intends to create 1996 Trust Units as quickly as possible, dependent upon the availability and reasonably favorable prices of the equity securities included in the 1996 Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the 1996 Trust Units. There can be no assurance, however, that the 1996 Trust will be created, or if created, as to the exact timing of the creation of the 1996 Trust Units or the aggregate number of 1996 Trust Units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new Units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in 1996 Trust Units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create Units, the Sponsor anticipates that sufficient Units can be created, although moneys in the 1996 Trust may not be fully invested on the next business day.

Any Rollover Unit holder may thus be redeemed out of the Trust and become a holder of an entirely different Trust, the 1996 Trust, with a different portfolio of equity securities. The Rollover
Unit holders' Units will be redeemed In-Kind and the distributed Equity Securities shall be sold during the Special Redemption and Liquidation Period. In accordance with the Rollover Unit holders' offer to purchase the 1996 Trust Units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the 1996 Trust, at the public offering price, including a reduced sales charge per Unit.

This process of redemption, liquidation, and investment in a new
Trust is intended to allow for the fact that the portfolios selected are chosen on the basis of growth and income potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a new trust will be available for the 1996 Trust and each subsequent series of the Trust, approximately a year after that Series' creation. However, there is no assurance that any such subsequent series of the Trust will be offered.

The Sponsor believes that the gradual redemption, liquidation and investment in the Trust will help mitigate any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Equity Securities in the Trust in a short, publicized period of time. The above procedures may, however, be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures. Rollover Unit holders could then receive a less favorable average Unit price than if they bought all their Units of the Trust on any given day of the period.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the 1996 Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Liquidation may be an amount of cash attributable to the distribution of dividend income; accordingly, Rollover
Unit holders also will not have cash distributed to pay any taxes. See "What is the Federal Tax Status of Unit holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.

Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining
Unit holders") will continue to hold Units of the Trust as described in this Prospectus until the Trust is terminated or until the Mandatory Termination Date listed in the Summary of Essential Information, whichever occurs first. These Remaining Unit holders will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge. If a large percentage of Unit holders become Rollover
Unit holders, the aggregate size of the Trust will be sharply reduced. As a consequence, expenses, if any, in excess of the amount to be borne by the Trustee would constitute a higher percentage amount per Unit than prior to the Special Redemption, Liquidation and Investment in the 1996 Trust. The Trust might also be reduced below the Discretionary Liquidation Amount listed in the Summary of Essential Information because of the lesser number of Units in the Trust, and possibly also due to a value reduction, however temporary, in Units caused by the Sponsor's sales of Equity Securities; if so, the Sponsor could then choose to liquidate the Trust without the consent of the remaining Unit holders. See "How May the Indenture be Amended or Terminated?" The Equity Securities remaining in the Trust after the Special Redemption and Liquidation Period will be sold by the Sponsor as quickly as possible without, in its judgment, materially adversely affecting the market price of the Equity Securities.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the 1996 Trust or any subsequent series of the Trust, without penalty or incurring liability to any Unit holder.
If the Sponsor so decides, the Sponsor shall notify the Unit holders before the Special Redemption and Liquidation Period would have commenced. All Unit holders will then be remaining Unit holders, with rights to ordinary redemption as before. See "How May Units be Redeemed?" The Sponsor may modify the terms of the 1996 Trust or any subsequent series of the Trust. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.
In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he or she would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from the Trust?

The Portfolio of the Trust is not "managed" by the Sponsor, the Trustee, Janney Montgomery Scott Inc. or Mr. Peroni. Their respective activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by the Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities.
To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

  INFORMATION AS TO UNDERWRITER, SPONSOR, TRUSTEE AND EVALUATOR

Who is the Underwriter?

Janney Montgomery Scott Inc., the Underwriter, is a full service securities firm headquartered at 1801 Market Street, Philadelphia, Pennsylvania 19103. A wholly-owned subsidiary of the Penn Mutual
Life Insurance Company, Janney Montgomery Scott Inc. has more than 45 offices located throughout the northeastern part of the United States. The Underwriter is a member of the New York Stock
Exchange and other major exchanges, the National Association of Securities Dealers, Inc. and Securities Investors Protection Corporation.

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust
Combined Series, The First Trust Special Situations Trust, The
First Trust Insured Corporate Trust, The First Trust of Insured
Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First
Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (708) 241-4141.
As of December 31, 1994, the total partners' capital of Nike Securities L.P. was $10,863,058 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New
York 10003. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties.
The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities.
In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction.
In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is FT Evaluators L.P., an Illinois limited partnership formed in 1994 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                        OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders
(as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Equity Securities owned by such Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in the Trust during the primary offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Underwriter, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by the Underwriter, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?" Also, because of the Special
Redemption and Liquidation in a New Trust, there is a possibility that the Trust may be reduced below the Discretionary Liquidation
Amount and that the Trust could therefore be terminated at that time before the Mandatory Termination Date of the Trust.

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his or her address appearing on the registration books of the Trust maintained by the Trustee.
At least 30 days prior to the Mandatory Termination Date of the Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities
(reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of the Trust. Qualifying Unit holders requesting an In-Kind Distribution will receive cash in lieu of fractional shares of the Equity Securities.
Unit holders not electing a distribution of shares of Equity Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his or her pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust. Certain matters will be passed upon on behalf of Janney Montgomery Scott Inc. by Mesirov, Gelman, Jaffe, Cramer & Jamieson, 1735
Market Street, 38th Floor, Philadelphia, Pennsylvania 19103.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          UNDERWRITING

The Underwriter named below has purchased Units in the following amount:

                                                                                                                Number of
Name                                    Address                                                                 Units
____                                    _______                                                                 _________
Underwriter
Janney Montgomery Scott Inc.            1801 Market Street, 11th Floor, Philadelphia, PA 19103                  15,000
                                                                                                                ========



On the Initial Date of Deposit, the Underwriter of the Trust became the owner of the Units of the Trust and entitled to the benefits thereof, as well as the risks inherent therein.

The Underwriter Agreement provides that a public offering of the Units of the Trust will be made at the Public Offering Price described in the Prospectus. Units may also be sold to or through dealers and others during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Public Offering-How are Units Distributed?"


The Underwriter has agreed to underwrite additional Units of the Trust as they become available. The Sponsor will receive from the Underwriter 0.95% of the Public Offering Price per Unit.


From time to time the Sponsor may implement programs under which the Underwriter and dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of the Underwriter or dealers may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to the Underwriter or qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial
Average, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S.
Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders.
Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. The
Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in the Trust's portfolio, so there may be a gain or loss when Units are sold.

Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite
Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

                 REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 130


We have audited the accompanying statement of net assets, including the schedule of investments, of The First Trust Special Situations Trust, Series 130, comprised of Peroni Top Ten Growth Trust, Series 1, as of the opening of business on December 5, 1995. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on December 5, 1995. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 130, comprised of Peroni Top Ten Growth Trust, Series 1, at the opening of business on December 5, 1995 in conformity with generally accepted accounting principles.





                                                ERNST & YOUNG LLP



Chicago, Illinois
December 5, 1995

                                          Statement of Net Assets


                            Peroni Top Ten Growth Trust, Series 1
             The First Trust Special Situations Trust, Series 130 At the Opening of Business on the Initial Date of Deposit
                                                 December 5, 1995




                           NET ASSETS

Investment in Equity Securities represented by purchase
     contracts (1) (2)                                          $ 148,580
Organizational and offering costs (3)                              35,000
                                                                __________
                                                                  183,580
Less accrued organizational and offering costs (3)                (35,000)
Less liability for deferred sales charge (4)                       (2,925)
                                                                __________
Net assets                                                        145,655
                                                                ==========
Units outstanding                                                  15,000



                     ANALYSIS OF NET ASSETS

Cost to investors (5)                                           $ 150,082
Less sales charge (5)                                              (4,427)
                                                                __________
Net assets                                                      $ 145,655
                                                                ==========

[FN]

                NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed one year from the Initial Date of Deposit.
The estimated organizational and offering costs are based on 2,000,000
Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($.1950 per Unit), payable to the Sponsor in ten equal monthly installments beginning on February 29, 1996, and on the last business day of each month thereafter through November 29, 1996. If Units are redeemed prior to November 29, 1996, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a maximum total sales charge computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge) assuming no reduction of sales charge for quantity purchases.

                                          Schedule of Investments



                            Peroni Top Ten Growth Trust, Series 1
             The First Trust Special Situations Trust, Series 130 At the Opening of Business on the Initial Date of Deposit
                                                 December 5, 1995




                                                                                        Market          Cost of
Number                                                          Percentage              Value           Equity
of              Ticker Symbol and                               of Aggregate            per             Securities
Shares          Name of Issuer of Equity Securities (1)         Offering Price          Share           to Trust (2)
______          _______________________________________         ______________          ______          ____________
354             ALL     Allstate Corporation                     10%                    $ 42.000        $ 14,868
254             DBD     Diebold, Inc.                            10%                      59.000          14,986
130             FNM     Federal National Mortgage Association    10%                     114.250          14,853
459             GRH     GRC International, Inc.                  10%                      32.375          14,860
376             GDT     Guidant Corporation                      10%                      39.250          14,758
317             IO      Input/Output, Inc.                       10%                      47.250          14,978
199             KMB     Kimberly-Clark Corporation               10%                      74.500          14,826
531             LDL     Lydall, Inc.                             10%                      28.000          14,868
519             PMK     Primark Corporation                      10%                      28.500          14,791
194             TXT     Textron, Inc.                            10%                      76.250          14,792
                                                                _______                                 _________
                            Total Investments                   100%                                    $148,580
                                                                =======                                 =========


[FN]
__________________
(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on December 4, 1995. The Trust has a mandatory termination date of January 6, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded
Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,580. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,689 and $109, respectively.

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Page 34





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Page 35



CONTENTS:

Summary of Essential Information:
        Peroni Top Ten Growth Trust, Series 1                            4
The First Trust Special Situations Trust, Series 130:
        What is The First Trust Special Situations Trust?                6
        What are the Expenses and Charges?                               7
        What is the Federal Tax Status of Unit Holders?                  8
        Why are Investments in the Trust Suitable for
          Retirement Plans?                                             11
Portfolio:
        What are Equity Securities?                                     12
        Risk Factors                                                    12
        What are the Equity Securities Selected for
          Peroni Top Ten Growth Trust, Series 1?                        13
        What are Some Additional Considerations for
          Investors?                                                    15
Public Offering:
        How is the Public Offering Price Determined?                    17
        How are Units Distributed?                                      18
        What are the Sponsor's and Underwriter's Profits?               19
        Will There be a Secondary Market?                               19
Rights of Unit Holders:
        How is Evidence of Ownership Issued and Transferred?            20
        How are Income and Capital Distributed?                         20
        What Reports will Unit Holders Receive?                         21
        How May Units be Redeemed?                                      22
        Special Redemption, Liquidation and Investment in
          a New Trust                                                   23
        How May Units be Purchased by the Sponsor?                      25
        How May Equity Securities be Removed from the Trust?            25
Information as to Underwriter, Sponsor, Trustee and Evaluator:
        Who is the Underwriter?                                         26
        Who is the Sponsor?                                             26
        Who is the Trustee?                                             27
        Limitations on Liabilities of Sponsor and Trustee               27
        Who is the Evaluator?                                           27
Other Information:
        How May the Indenture be Amended or Terminated?                 28
        Legal Opinions                                                  29
        Experts                                                         29
        Underwriting                                                    29
Report of Independent Auditors                                          31
Statement of Net Assets                                                 32
Schedule of Investments                                                 33

                           ___________

        THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL,
OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.
        THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.


                        Janney Montgomery
                           Scott Inc.



                         Peroni Top Ten
                          Growth Trust
                            Series 1



                  Janney Montgomery Scott Inc.
                 1801 Market Street, 11th Floor
                     Philadelphia, PA 19103



                            Trustee:

                    The Chase Manhattan Bank
                     (National Association)

                          770 Broadway
                    New York, New York 10003
                         1-800-682-7520



                  PLEASE RETAIN THIS PROSPECTUS
                      FOR FUTURE REFERENCE


                        December 5, 1995



Page 36


                           -APPENDIX-


The graph which appears on page 15 of the prospectus represents a comparison between a $10,000 investment made on December 16, 1988 in those stocks which comprise the Dow Jones Industrial Average and an identical investment in Peroni's Top Ten Picks. The chart indicates that $10,000 invested on December 16, 1988 in the stocks which comprise the Dow Jones Industrial Average would on December
1, 1995 be worth $23,651 as opposed to $42,698 had the $10,000 been invested in Peroni's Top Ten Picks. Both figures assume that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns.





               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule





                               S-1
                           SIGNATURES

     The Registrant, The First Trust Special Situations Trust, Series 130, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1, The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1, The First Trust Combined Series 248, The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series and The First
Trust Special Situations Trust, Series 119, Target 5 Trust, Series 2, Target 10 Trust, Series 8, for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 130, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on December 5, 1995.

                              THE FIRST TRUST SPECIAL SITUATIONS
                              TRUST, SERIES 130

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By     Carlos E. Nardo
                                     Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   December 5, 1995
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )    Carlos E. Nardo
                                         )   Attorney-in-Fact**
                                         )
                                         )





   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated December 5, 1995 in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 33-64291) and related Prospectus of The First Trust Special Situations Trust, Series 130.



                                               ERNST & YOUNG LLP


Chicago, Illinois
December 5, 1995


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF FT EVALUATORS L.P.

     The consent of FT Evaluators L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 130 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee, FT Evaluators L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter Agreement.

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

3.1 Opinion of counsel as to legality of securities being registered.


                               S-5

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of FT Evaluators L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).



                               S-6